Date            20 November, 2000
Number  108/00

BHP STEEL APPOINTS VICE PRESIDENT FULFILMENT & MARKET SOLUTIONS

BHP Limited (BHP) today announced the appointment of Kathryn Fagg to the position of BHP Steel Vice President Fulfilment & Market Solutions, effective 11 December this year.

Ms Fagg will report to President BHP Steel Kirby Adams.  Mr Adams said:
"Kathryn's experience in marketing, customer service, consulting and engineering roles will add great value and depth to the Steel leadership team. Her appointment is both timely and critical to further developing BHP Steel's marketing strategy and enhancing our customer focus."

Ms Fagg was most recently employed as Managing Director, Global Transaction Services with the ANZ Banking Group. Since 1993 she has performed a number of senior management roles with the bank including General Manager Retail Banking (New Zealand) and Managing Director Banking Products, Personal Financial Services. Ms Fagg has also worked with McKinsey & Company and Esso Australia.

She holds a Bachelor of Chemical Engineering (Honours) from the University of Queensland and Master of Commerce (Honours) from the University of NSW.

Ms Fagg's appointment completes the six member BHP Steel Portfolio Leadership Team which comprises:

President BHP Steel:                              Kirby Adams
President Flat Products:                          Lance Hockridge
President Coated Products:                        John Cleary
Vice President Fulfilment and Market Solutions:   Kathryn Fagg
Vice President Finance:                           Warren Saxelby
BHP Chief Strategic Officer:                      Brad Mills

Further news and information can be found on our internet site:
http://www.bhp.com.

MEDIA RELATIONS
Mandy Frostick
Manager Media Relations
Phone:  +61 3 9609 4157
Mobile: +61 419 546 245

INVESTOR RELATIONS
Robert Porter
Vice President Investor Relations
Phone:  +61 3 9609 3540
Mobile: +61 419 587 456

Candy Ramsey
BHP Investor Relations Houston
Phone: (713) 961-8640




FAGG, Kathryn - CV

Vice President, Fulfilment & Market Solutions,
BHP Steel 2000

Career

Managing Director, Global Transaction Services, ANZ Banking Group Limited,
2000;
Manager Director Banking Products, Personal Financial Services, ANZ Banking Group Limited, 1997 - 2000;
General Manager Retail Banking (New Zealand), ANZ Banking Group (New Zealand) Limited, 1996 - 97;
State Manager - Retail (SA & NT), ANZ Banking Group Limited, 1995;
Product Manager, Customer Satisfaction, ANZ Banking Group Limited, 1993 - 94; Consultant, McKinsey & Company Australia, 1989 - 92; Engineer, Esso Australia Limited, 1983 - 89.

Personal

Education: Bachelor of Chemical Engineering (Honours), University of Queensland, 1982; Master of Commerce (Honours), University of NSW, 1990.